June 28, 2005

Mr. David Lyon

Senior Financial Analyst

United States Securities and

    Exchange Commission

100 F Street, N.E.

Washington, D.C. 20002

RE:	Community Financial Shares, Inc.
Registration Statement on Form 10, filed May 2, 2005
File number 0-51296

Dear Mr. Lyon;

Thank you for the prompt response to my previous letter of June 14, 2005. As we discussed, I am amending our Form 10 filing to comply with the remaining comments in your letter dated June 7, 2005. Rather than confuse the matter further, I have chosen to leave the 10-K as part of the Form 10 by reference rather than submit a completely revised Form 10 without it. Enclosed you will find two copies of the amended reports complete with markups to indicate the changes. In addition, I have outlined the particular changes below.

1.	Form 10 has been revised to include information about recent sales and is included as Item 10.

2.	Business A detailed description of our market area along with population statistics as well as information on income and other relevant information has been added to Item 1 of the 10-K and appears on page 1.

3.	Common Stock Price and Dividend History The information presented in the table containing high and low stock quotations comes from actual sales data. The stock is not actively traded but a few trades do occur from time to time. Information was added to page 9 of the 10-K to add clarity.

4.	Item 6. Selected Financial Data The table of Selected Financial Ratios was amended to include the ratio of the allowance for loan losses to total loans as well as the ratio of the allowance for loan losses to non-performing loans. The revised table appears on page 11.

5.	Management’s Discussion and Analysis of Financial Condition and Results of Operations The reference to forward looking statements was retained however the reference to the safe harbor provision was removed.

6.	Average Assets and Liabilities The reference to “consistent growth” was changed to “considerable growth”. The reference as revised is appropriate in that the Bank has shown considerable growth in each of the named categories since its opening. This change appears on page 12.

7.	Contractual Obligations The table containing contractual obligations was amended to include the $900,000 in estimated costs associated with the completion of our branch facility. The revised table appears on page 25.

8.	Report of Independent Registered Public Accounting Firm The letter from Crowe Chizek was amended to show Oakbrook, Illinois and February 21, 2003 as the place and date associated with the issuance of the report. This change appears on page 30.

9.	Consolidated Statements of Stockholders’ Equity As discussed with Lisa Haynes there appears to be a mistake in interpretation of the table on page 33. All values are reported in thousands with the exception of share data. Therefore the total shares purchased was 1,210 for $48,000 (rounded). This results in a price of $39.00 per share which corresponds to the then “market price” as evident in the high/low quotation table on page 9.

10.	The shares referenced in (9) above were immediately retired. This fact was added as a footnote to the table appearing on page 9.

11.	Note 1 – Nature of Business and Summary of Significant Accounting Policies Note 1 on page 35 was amended to reflect that loans 90 days past due and accruing are well-secured and in the process of collection.

12.	Note 3 – Securities Available for Sale Note 3 on page 38 was amended to reflect that U.S. government agency notes are not guaranteed by the full faith and credit of the U.S. government.

13.	Option Exercises in 2004 A footnote was added to the Option Exercises table on page 56 to indicate that all options listed were currently “in-the-money”. The option exercise price for each option grant was also included.

14.	Compensation of Directors The total number of board meetings occurring during 2004 was 14. This information was added to the appropriate section on page 56. The payments due to the directors based on the retirement plan vary depending on current age and length of service. Language stating such was added along with the range of annual payments anticipated was added to the appropriate section on page 56.

15.	Signature Page The signature page was amended to reflect that Scott W. Hamer currently serves as principal accounting officer. This change is reflected on page 62.

16.	General The issue of our termination of reporting was addressed in my previous correspondence.

I am confident that our amendments will satisfactorily address the issues raised in the comment letter. However, I am intending to wait until your review is complete before filing the edgarized Form 10-K as amended. If this is not appropriate please advise. Otherwise I look forward to receiving your comments.

Sincerely,

Scott W. Hamer

Vice President & CFO